 Exhibit 99.1

First Mining Initiates Exploration Drilling Program at its Duparquet Gold Project in the Abitibi Region of Quebec

VANCOUVER, BC, April 20, 2023 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FSE: FMG) is pleased to announce that it has commenced mobilization, through its wholly-owned subsidiary, Mines d'Or Duparquet Inc. (Duparquet Gold Mines Inc.), on an initial 5,000 metre exploration drilling program at its Duparquet Gold Project (the "Duparquet Project") located in the Abitibi Region of Quebec. The exploration drilling program will focus on advancing a number of newly developed exploration targets, as well as resource growth and several optimization opportunities.

The Duparquet Project currently has a Measured and Indicated ("M&I") Mineral Resource of 3.4 million ounces of gold grading 1.55 g/t, and an Inferred Mineral Resource of 1.6 million ounces of gold grading 1.36 g/t, as set out in the technical report entitled "NI 43-101 Technical Report and Mineral Resource Estimate Update for the Duparquet Project, Quebec, Canada", dated October 6, 2022, which was prepared for First Mining by InnovExplo Inc. in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

"We are very excited to commence this important foundational drilling program at our recently consolidated Duparquet Gold Project, located in a premier mining jurisdiction of Quebec" stated Dan Wilton, CEO of First Mining. "First Mining has been able to identify numerous high priority prospective targets that will complement the historical drilling of more than 270,000 metres completed at the project and we expect that the exploration program will continue to demonstrate the untapped exploration upside in this prolific gold district. We have also commenced a Preliminary Economic Assessment for the Duparquet Project and expect that to be completed in the second half of 2023. The existing mineral resource at the Duparquet Project provides a solid foundation, but we are most excited about the potential for significant resource growth that we hope to demonstrate through this initial drill program."

Exploration & Development Highlights

  First opportunity for First Mining to unlock resource growth and exploration potential in its recently consolidated land tenure at the Duparquet Project.
  Newly completed 3D geoscience modelling focused on lithology, structure, and mineralization in an exploration targeting context.
  Modern exploration targeting strategy has identified 25 initial target areas with the potential of unlocking more with further data consolidation.
  Exploration program pipeline advancing on a multi-phased approach using contemporary geological, geochemical, and geophysical techniques.
  Near term completion of an initial drill program targeting 5,000 metres.
  Targeting delivery of a Preliminary Economic Assessment for the Duparquet Project in the second half of 2023.

Duparquet Exploration Opportunity

In 2022 and 2023, First Mining consolidated its significant land tenure and ownership surrounding its Duparquet, Pitt Gold and Duquesne properties (Figure 1), furthering a strategy in unlocking the value of a larger and enhanced Quebec project base, located in the prolific Abitibi region of Quebec. Regional data consolidation, integration and modernization of the datasets commenced after First Mining acquired 100% ownership of the Duparquet Project in September 2022, with a 22 km² focused, integrated 3D geological model developed in December 2022.

A strong history of drill programs and surface exploration campaigns has provided a fundamental basis for driving key exploration targets and identifying, at a first pass, 25 targets focused on resource conversion, optimization and exploration (Figure 2). Orogenic gold mineralization in the Abitibi greenstone belt is known to be structurally controlled, and the 19 km strike length exposure over the well-known Destor-Porcupine Fault Zone spatially favours the Duparquet Project and provides additional potential for exploration targeting success.

The first round of targets consists of extensions along strike and down plunge of known modelled gold horizons in syenite and surrounding sedimentary and volcanic host rocks, areas introduced through project consolidation as a result of the acquisition of the Porcupine East claims from IAMGOLD (see news release dated January 30, 2023) and other regional targets located in underexplored areas of the project.

First Mining is taking a phased drilling approach, designing exploration programs with strategies that instill confidence in historical modelling, as well as unlocking opportunities for expansion along strike and at depth of existing delineated resources. In Q2 2023, First Mining will be commencing drilling activities in a 5,000-metre drilling campaign and supporting work programs that will further develop geoscience and targets in the Duparquet Project pipeline and will further unlock our regional understanding of the project's exploration potential.

"A modern geoscience compilation and modelling program identifies an exceptional gold system and exploration opportunity at the Duparquet Gold Project" stated James Maxwell, Vice President of Exploration for First Mining. "The scale of the current resources, combined with the optionality to explore for deeper resource continuity and new discoveries, provides an impactful leverage for our company."

Duparquet Project Description

The Duparquet Project is geologically situated in the southern part of the Abitibi Greenstone Belt and geographically is located approximately 50 km north of Rouyn-Noranda. The Duparquet Project is part of a property ownership package that trends over several kilometres of strike length along the prolific Destor-Porcupine Fault Zone, along with numerous mineralized splays and influential secondary lineaments. The Duparquet Project includes the past-producing Beattie and Donchester mines and as well as the Central Duparquet and Dumico deposits. In addition, the project is located adjacent and contiguous to our Pitt Gold and Duquesne projects, as well as the Porcupine East claim blocks that we recently acquired from IAMGOLD (Figure 1).

The Mineral Resource Estimate ("MRE") technical report for the Duparquet Project dated October 6, 2022, that was prepared by InnovExplo Inc. of Val-d'Or, Quebec in accordance with NI 43-101, includes a combined pit and selective underground mining scenario, with an estimated M&I Mineral Resource of 65,081,200 tonnes at 1.58 g/t Au totaling 3,316,100 ounces of gold, and an Inferred Mineral Resource of 37,371,900 tonnes at 1.36 g/t Au totaling 1,636,000 ounces of gold. The Duparquet Project also contains the Beattie mine tailings with an estimated M&I Mineral Resource of 4,125,100 tonnes at 0.94 g/t Au for an additional 124,500 ounces of gold.

Gold mineralization occurs along sheared and brecciated zones in proximity to areas of high strain that straddle the syenite bodies or cross-cut the elongated syenites that measure approximately 3.4 km in an east-west direction and up to 460 metres in width (Figure 2).

Figure 1: Plan Map of First Mining Properties (CNW Group/First Mining Gold Corp.)

Figure 2: Oblique 3D View of Structural and Exploration Modelling Elements, Duparquet Project (CNW Group/First Mining Gold Corp.)

Qualified Persons

Mr. Louis Martin P.Geo., (OGQ 0364), a consultant of First Mining, is a "Qualified Person" for the purposes of NI 43-101, and he has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a draft Environmental Impact Statement ("EIS") for the project published in June 2022, and the Duparquet, Pitt Gold, Duquesne and Porcupine East Gold Project in Quebec, a collection of advanced-stage development assets located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with Auteco Minerals Ltd.), the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.), and an equity interest in Treasury Metals Inc.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the focus of the exploration drilling program at the Duparquet Project; (ii) the Company's expectations that the exploration drilling program at the Duparquet Project will demonstrate the untapped exploration upside potential of the project and the timing of results from such a drill program; (iii) timing for the completion of a PEA for the Duparquet Project; and (iv) the Company's work programs furthering the development of geoscience and targets in the Duparquet Project pipeline, and further unlocking our regional understanding of the project's exploration potential. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2022 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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SOURCE First Mining Gold Corp.

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For further information: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 20-APR-23